UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenue Brigadeiro Luis Antonio, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 21, 2022

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

September 21, 2022, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, the Director of Risks, Compliance and Internal Audit, Ms. Fernanda Teves.

Matters discussed and resolutions:

1.		The members of the Board of Directors were updated on the Integrity Program adopted by the Company, in particular its main milestones and the activities of the open channel.

2.		In an executive session of the Board of Directors, the members:

2.1.

Approved, in accordance with the stock-based compensation plan of the Company approved at the Company’s Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017 (“Plan”), on item 4.2 of the Plan:

(i)

the Company’s 6th Restricted Share-based Compensation Program (“Program”), which will be filed at the Company's headquarters and stipulates, among other provisions, the institution of the usufruct of the equity rights of all shares, object of the Program in favor of the participants; the vesting period of ten years from the date of execution of the respective contract for the transfer of the ownership of the shares established in usufruct; and the price and payment method to the participants; always in accordance with the provisions of the Plan;

(ii)

the list, which is filed at the Company's headquarters, containing the participants designated to participate in the Program and the equivalent number of shares, as indicated by the Company's People Committee, authorizing the execution of the agreements between the Company and each participant of the Program, according to the minutes filed at the Company's headquarters, as well as the granting of usufruct and delivery of shares, under the terms and conditions provided in each agreement.

2.2.	Discussed the results of the evaluation of the Board of Directors and its committees, carried out with the support of the consultancy Egon Zehnder; and

2.3.	Discussed the succession plan of the Company's Executive Board.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Pedro Wongtschowski – Chairman

Frederico Pinheiro Fleury Curado – Vice-Chairman

Alexandre Teixeira de Assumpção Saigh

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 21, 2022)